08030030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 27 2008

Washington, DC
110

SEC FILE NUMBER
8-18974

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hartfield, Titus & Donnelly, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Town Square Place, Suite 1430
(No. and Street)

Jersey City	NJ	07310
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. Lynch, Jr. 201-217-8045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

530 Morris Avenue	New Jersey	NJ	07081
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark J. Epstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hartfield, Titus & Donnelly, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL T. GEORGE
NOTARY PUBLIC, State of New York
No. 01GE4888830
Qualified in Suffolk County
Commission Expires July 31, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Hartfield, Titus & Donnelly, LLC
Jersey City, New Jersey

We have audited the accompanying statement of financial condition of Hartfield, Titus & Donnelly, LLC (a limited liability company) as of December 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hartfield, Titus & Donnelly, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 12-13 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

February 21, 2008

530 MORRIS AVENUE, SPRINGFIELD, NJ 07081 • (973) 218-0500 • FAX (973) 218-0511
e-mail: info@citrincooperman

HARTFIELD , TITUS & DONNELLY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

HARTFIELD, TITUS & DONNELLY, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	766,096
Deposits with clearing houses		1,360,275
Receivables from broker-dealers and dealer banks		10,626
Prepaid expenses		4,219
Property and equipment, net		48,584
Cash surrender value of officers' life insurance, net of loans of $318,653		134,350
Investment in securities		89,742
Loans receivable - member		1,037,612
TOTAL ASSETS	$	3,451,504

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Payables to broker-dealers and dealer banks	$	10,182
Accounts payable and accrued expenses		1,166,152
Other taxes payable		16,400
Deferred rent		56,030
Distributions payable		130,972
Other liabilities		6,292
Total liabilities		1,386,028
Commitments and contingencies (Note 7)		
Members' equity		2,065,476
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	3,451,504

See accompanying notes to financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Hartfield, Titus & Donnelly, LLC (the "Company") was formed as a limited liability company in the State of New Jersey. The Company serves the investment community principally as a broker of municipal securities in the Northeast, Mid-Atlantic, Midwest, Southern, and Pacific regions of the United States. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Municipal Securities Rulemaking Board ("MSRB") and the Securities Investors Protection Corporation. The Company is subject to the regulations of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Since the Company is a limited liability company, the members are not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless a member has signed a specific guarantee.

Upon the liquidation of JF Hartfield & Co., Inc. (a former member) in July 2007, its membership interest in the Company was transferred to its former officers, Mark Epstein and Francis O'Brien. This transaction was approved by FINRA.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

Purchases and sales of securities are recorded on a settlement-date basis (generally the third business day following the transaction date), with related commission income and expenses reported on a trade-date basis.

Marketable securities are stated at fair value as determined by quoted market prices. Securities not readily marketable are stated at fair value as determined by management.

Advertising

Advertising costs, which are included in promotion expense in the accompanying statement of income, are expensed as incurred and aggregated $24,809 for the year ended December 31, 2007.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code and the tax laws in the various states in which it does business to be treated as a partnership for income tax purposes. As such, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income tax has been included in the financial statements. Certain states impose LLC franchise fees, which are included in these financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are carried at cost. Depreciation is provided on straight-line and double-declining methods over the estimated useful lives of the various classes of assets, ranging from 5 to 7 years. For leasehold improvements, depreciation is provided over the lesser of the economic use of the improvement or the term of the lease.

Expenditures for maintenance and repairs are expensed currently, while renewals and betterments that materially extend the life of an asset are capitalized. The cost of assets sold, retired, or otherwise disposed of, and the related allowance for depreciation, are eliminated from the accounts, and any resulting gain or loss is recognized.

NOTE 2. CONCENTRATIONS OF CREDIT RISK

At December 31, 2007, and routinely throughout the year, the Company maintained deposits with financial institutions that exceeded the insurance coverage provided by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in the accounts and does not believe there is any significant credit risk with respect to amounts held by such financial institutions.

NOTE 3. DEPOSITS WITH CLEARING HOUSES

The Company, as a participant in the National Securities Clearing Corporation ("NSCC"), is required to maintain an interest-bearing deposit with the NSCC. At December 31, 2007, the minimum amount required to be deposited was approximately $371,000. The Company had deposits totaling $1,200,000 with the NSCC at December 31, 2007.

In addition, at December 31, 2007, the Company maintained a noninterest-bearing deposit with its clearing agent in the amount of $67,223, an interest-bearing deposit with the Depository Trust Company in the amount of $50,000, and various other security deposits totaling $43,052.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007, consisted of the following:

Computer equipment	$	176,103
Leasehold improvements		173,292
Furniture and fixtures		57,325
		406,720
Less: accumulated depreciation		(358,136)
Property and equipment, net	$	48,584

Depreciation expense for the year ended December 31, 2007, amounted to $28,038.

NOTE 5. RECEIVABLES AND PAYABLES - BROKER-DEALERS AND DEALER BANKS

These balances represent the contract value of securities not delivered or received on the settlement date.

NOTE 6. LOAN RECEIVABLE - MEMBER

The Company has, from time to time, advanced funds to one of its members. These loans are unsecured and due on demand. Interest is charged monthly at the prime rate. Interest earned on these loans during the year ended December 31, 2007, amounted to $82,245.

NOTE 7. COMMITMENTS AND CONTINGENCIES

Leases

The Company has several leases for equipment and office facilities under noncancelable operating leases expiring in various years through 2015. Future minimum lease payments for the remaining lives of the leases are as follows:

Year ending December 31:	Equipment	Offices
2008	$ 119,213	$ 383,307
2009	114,366	348,216
2010	40,979	321,814
2011	-	287,577
2012	-	287,577
Thereafter	-	647,047
	$ 274,558	$ 2,275,538

Minimum rentals are exclusive of lease provisions requiring periodic adjustments for real estate taxes, electricity and other costs. Rent expense, including real estate taxes, for the year ended December 31, 2007, amounted to $508,695. Equipment rental expense, which is included in "communications expense" in the accompanying statement of income, was $122,454 for the year ended December 31, 2007.

One of the Company's leases provided a free rent period of two months during its term, while a second lease provided a free rent period of four months. Pursuant to Statement of Financial Accounting Standards No. 13, "Accounting for Leases," the aggregate of the total minimum lease payments under the lease is being amortized on the straight-line basis over the lease term. The difference between rent expense calculated on the straight-line basis and amounts paid in accordance with the terms of the leases (deferred rent) amounted to $56,030 at December 31, 2007.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) savings plan covering substantially all of its eligible full-time employees. Employee contributions are voluntary and are subject to Internal Revenue Service limitations. The Company's matching contributions are at the discretion of management. The Company made no matching contributions during 2007.

NOTE 9. RELATED-PARTY TRANSACTIONS

The Company rents equipment and receives certain administrative services from a former member. These expenses amounted to $24,343 for the year ended December 31, 2007.

In addition, the Company pays a monthly fee to a member for maintaining the Company's electronic computer trading systems. These expenses amounted to approximately $600,000 for the year ended December 31, 2007, of which $50,000 is included in "accrued expenses" in the accompanying statement of financial condition at December 31, 2007.

In December 2005, the Company acquired the right, title, and interest in and to certain software that had been developed by an affiliate of one of the Company's members. The Company has licensed the software to a member, for which it receives a monthly licensing fee. Such licensing fees amounted to $120,000 for the year ended December 31, 2007.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company had regulatory net capital of $905,367, which exceeds the Company's minimum net capital requirement of $112,967. The Company's regulatory ratio of aggregate indebtedness to net capital was 1.87 to 1 as of December 31, 2007.

NOTE 11. OFFICERS' LIFE INSURANCE

The Company is the owner and beneficiary of insurance policies on the lives of its two officers in the amount of $200,000 each. At December 31, 2007, loans payable to the insurance company in the amount of $318,653, bearing interest at a rate of 7% annum, are collateralized by the cash value of the policies.

NOTE 12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a municipal securities broker's broker, the Company is engaged in buying and selling securities for broker-dealers registered with the SEC and for some institutional investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers, and other financial institutions.

The Company's exposure to credit risk associated with non-performance of registered broker-dealers in fulfilling their contractual obligations is minimal. A majority of the securities transactions clear through the NSCC, which guarantees the transactions, while the remaining securities transactions are compared with registered broker-dealers under contractual agreements. In the unlikely event that the counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business. The Company does not require collateral to support such obligations.

NOTE 13. <u>SELF-INSURANCE</u>

The Company sponsors a self-insured group medical plan that covers substantially all of its employees. The plan is designed to provide coverage of up to $35,000 annually per employee, with stop-loss coverage provided by a commercial insurer in order to limit the Company's exposure. The Company provides accruals based on the aggregate amount of the liability incurred but not reported by the employees through the year-end. During the year ended December 31, 2007, insurance expense included costs of $775,769 in connection with the plan. At December 31, 2007, the Company has recorded an accrual for reported claims not paid by year-end, and an estimate of additional claims incurred but not reported. Such liability, which is included in "accounts payable and accrued expenses" in the accompanying statement of financial condition, amounted to approximately $35,000 at December 31, 2007.

END